

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2015

Jirka Rysay
Chief Executive Officer
Gaia, Inc.
833 West South Boulder Road
Louisville, CO 80027-2452

> **Re: Gaia, Inc.**
> **Form 10-12B**
> **Filed February 20, 2015**
> **File No. 001-36854**

Dear Mr. Rysay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10

1. Throughout your filing, you refer to the increase in "online video starts." Please provide a definition of "online video starts" and discuss how this metric could translate into revenues for your business.

Exhibits, page 3

2. We note that your exhibit list only includes four material contracts pursuant to Item 601(b)(10) of Regulation S-K. Please confirm that you will file all material contracts required by Item 601(b)(10), such the reorganization agreement and any agreements relating to the Gaiam's transfer of the office building, as referenced on page 37 of the Information Statement.

Exhibit 99.1

3. We note that your Information Statement includes a number of blanks and references to information that will be filed by amendment. Please fill in these blanks and missing information with your next amendment or tell us why you are unable to do so and when you expect to have this information. We may have further comments when we have reviewed the additional disclosure.

Letter to Gaiam, Inc. Shareholders

4. Please tell us the basis for your conclusion that the approval of Gaiam, Inc.'s shareholders is not required as a matter of Colorado law.

Summary, page 1

5. Please expand to disclose the products and services that constitute the Branded Business that will be retained by Gaiam. Disclose the percentage of Gaiam's revenues and assets in 2014 that was represented by the Branded Business as compared to the percentage of Gaiam's revenues and assets in 2014 that was represented by the Subscription Business.

Our Company, page 2

6. In this summary section and in the risk factor titled "We have had losses, and we cannot assure future profitability," please quantify your net losses for the last two fiscal years.

7. Please clarify the market in which you believe you operate. We note your discussion of the "streaming video market" with market participants like Netflix, Amazon Prime, Hulu Plus and HBO Go. Please reconcile this with your belief that you provide a complementary offering to "generic streaming video services" such at Netflix.

8. We note your risk factor on page 22 titled "Our Chairman and Chief Executive Officer Jirka Rysavy will control GTV." Please disclose in this summary section that your Chairman and CEO Jirka Rysavy holds Class B shares, each of which will be entitled to ten votes on all matters submitted to a vote of shareholders. Disclose the percentage of voting power that Mr. Rysavy will hold in GTV.

Questions and Answers About the Spin-Off, page 3

9. You state in answer to question 17 that "Gaiam, Inc. will pay the costs of separation incurred before the spin-off, consisting largely of tax restructuring, professional services and employee-related costs. Costs relating to the spin-off incurred by Gaiam, Inc. after the distribution will be shared equally by Gaiam, Inc. and GTV. In addition, GTV also will incur costs as it implements organizational changes necessary to operate as an independent, publicly-traded company." Please clarify what types of costs will be considered related to "organizational changes necessary to operate as an independent,

publicly-traded company," for which GTV will be responsible, as compared to "costs of separation incurred before the spin-off" and "costs relating to the spin-off."

10. Please explain in the Q&A the basis for your belief, as stated in answer to question 26, that "over time, following the spin-off, the common stock of Gaiam, Inc. and GTV should have a higher aggregate market value, assuming the same market conditions, than if Gaiam, Inc. were to remain under its current configuration."

Risk Factors, page 10

11. If material, please describe any relationships the company or Gaiam has with key personnel or talent that, if lost, would present a risk to your operations or results.

As an independent, publicly-traded company, we may not enjoy the same benefits that we did as part of Gaiam, Inc., page 19

12. Please expand this risk factor to specifically state the risk that following the separation, Gaia may not have the same creditworthiness or access to capital that it did as a subsidiary of Gaiam, which could result in insufficient liquidity to carry out the company's business plan.

In some cases, we might have received better terms from unaffiliated third parties…than the terms we received in our agreements with Gaiam, page 19

13. If material, please add a risk factor discussing the risks associated with separating the contracts to which the combined entity is a party but the separated entities will not be. For example, explain any intellectual property licenses that will require the consent of the licensor to ensure the continued enforceability following the separation, and any covenant restrictions or lender consents that may be required.

The Spin-off, page 26

Background for the Spin-Off, page 26

14. Please discuss in this section what alternatives the board considered before determining to go forward with the transaction. If the board estimated a price for the Subscription Business, please disclose that also. Explain any material advantages or disadvantages that persuaded the board that the spin-off was the most feasible and financially attractive approach.

15. Revise the presentation of the negative considerations on page 27 to give it equal prominence with the discussion of positive reasons for the transaction that precedes it.

Conditions to the Spin-Off, page 28

16. Briefly describe what government approvals, if any, may be required to complete the transaction.

Certain Material U.S. Federal Tax Consequences of the Distribution, page 30

17. You state in this section that you expect to receive an opinion from counsel that the distribution "should" qualify as a reorganization and "should not" result in any taxable income, gain or loss to Gaiam or GTV. Please explain why counsel is not going to deliver an opinion that the distribution "will" be treated in this way, and describe the degree of uncertainty in counsel's opinion to the extent material to an understanding of the tax consequences to recipients of GTV's stock in the distribution.

18. Please revise the heading of this section to remove the word "Certain." Your document should describe all of the material Federal tax consequences of the distribution. In addition, please remove the disclaimer that "The foregoing summary …is for general information only" on page 33 following the tax discussion.

Reason for Furnishing this Information Statement, page 35

19. We note your disclosure that you do not undertake any obligation to update the information in the Information Statement except in the normal course of your respective public disclosure obligations. Please confirm your understanding that these obligations include the requirement that you promptly update your disclosure in the event that there is a material change.

20. Disclose whether the shareholders of Gaiam will have appraisal rights in the transaction.

Our Relationship with Gaiam After the Spin-Off, page 36

21. In this section and in Management's Discussion and Analysis, as appropriate, please summarize the material aspects of Gaia's business that will need to change in order to replace operations, governance, management and similar items currently provided by Gaiam or administered on a shared basis by the companies prior to separation. Quantify the cost of duplicating these items to the extent possible. When we have reviewed the Reorganization Agreement and the Transition Services Agreement, we may have further comments.

22. Given that Mr. Rysavy will be your Chairman, CEO and hold a majority of your voting power, and will be the Chairman and hold the majority voting power of Gaiam, please further explain how additional or modified agreements, arrangements and transactions "will be negotiated at arm's length" between Gaiam, Inc. and you after the spin-off.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Overview and Outlook, page 40

23. We note your disclosure on page 40 that the streaming video market is currently "booming." Please discuss any known trends or uncertainties that would change this determination, including changes in the way technology is used to deliver your product, anticipated changes in your customer base, or any other known uncertainties in the market for subscribers.

Results of Operations, page 43

24. We note your disclosure that there was "a 117% increase in average subscribers from 2013 to 2014." Please clarify if this figure refers only to paid subscribers and how it was calculated. We note in this regard your disclosure that you offer free-trial subscriptions to new subscribers on page 47.

25. Revise the disclosure in this section to state what portion of the 117% increase in subscribers from 2013-2014 was attributable to the acquisition of My Yoga Online.

26. Please reference any special promotions, discounts or time limited offers that may have contributed to the increase in subscribers, and disclose any uncertainties in the continued increase.

Liquidity and Capital Resources, page 44

27. Please expand this section to include a brief description of any new credit facilities you are currently contemplating or negotiating.

28. Please describe and quantify the tax net operating losses that you will carry forward.

Our Business, page 45

Our Content – Gaiam TV, The Transformation Network, page 45

29. Please provide support for the statement that you are "one of the world's largest providers of streaming yoga classes."

The Streaming Video Market and Gaiam TV, page 46

30. Please clarify in your disclosure what you are defining as the "streaming video market," including the component parts of the market, such as films, broadcast series, and fitness videos. Quantify the size of the segment of the market in which you participate.

Executive Compensation, page 59

31. Refer to the disclosure in footnote (3) to the table that Gaiam, Inc. typically pays bonuses in May of the year following the year earned. Briefly explain how the payment of the 2014 attributable to Gaia bonus will be determined.

Security Ownership of Certain Beneficial Owners and Management, page 64

32. For each beneficial owner that is not a natural person, please name the natural persons who have or share voting or investment power of the shares held by such owner.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

33. Please have EKS&H LLLP revise to include the date the audit report was issued. Refer to Rule 2-02(a) of Regulation S-X.

Consolidated Statements of Operations, page F-4

34. Please note that although you present gross profit, it is not considered appropriate to present your gross margin percentage on the face of your statement of operations. Please revise to remove the gross margin percentage from your statement of operations on page F-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3611 with any other questions.

                      Sincerely,

                      /s/ A.N. Parker

                      Anne Nguyen Parker
                      Assistant Director